UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)1

Cascade Microtech, Inc.
------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value per share
------------------------------------------------
(Title of Class of Securities)

147322101
------------------------------------------------
(CUSIP Number)

Robert G. Moses
6621 Willow Park Drive
Suite One
Naples, FL  34109
Tel: (239)-593-1280
------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2008
------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 147322101
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   RGM Capital, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,174,499**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,174,499**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,174,499**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.15%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5




CUSIP NO. 147322101
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Robert G. Moses
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,174,499**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,174,499**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,174,499**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.15%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5



CUSIP NO. 147322101
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   DUMAC, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         646,609**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        646,609**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    646,609**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.04%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

THE PURPOSE OF THIS AMENDMENT NO. 3 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 relates to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 31, 2007 and relates to the common stock, $0.01 par value per share (the "Common Stock"), of Cascade Microtech, Inc., an Oregon corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2430 N.W. 206th Avenue, Beaverton, OR 97006.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c, f) This Statement is filed jointly by RGM Capital, LLC ("RGM Capital"), Robert G. Moses, and DUMAC, LLC ("DUMAC"), (together, the "Reporting Persons"). Mr. Moses is the managing member of RGM Capital, LLC. RGM Capital is an investment manager for DUMAC. RGM Capital's and Robert G. Moses' principal business address is located at 6621 Willow Park Drive, Suite One, Naples, FL 34109. DUMAC's principal business address is located at 406 Blackwell Street, Suite 300, Durham, NC 27701.

         (d-e) Neither RGM Capital, Mr. Moses, nor DUMAC have during the past five years been convicted of any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used to purchase the securities reported herein was the working capital of private investment funds and a separately managed account over which the reporting persons have investment discretion. The aggregate funds used by the Reporting Persons to make the purchases was $13,509,068, inclusive of commissions.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities reported herein were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of private investment funds and a separately managed account over which the reporting persons have investment discretion. The acquisitions of the securities reported herein were made in the ordinary course of the Reporting Persons' business.

         The Reporting Persons will take such future actions with respect to the securities reported herein as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

         In addition, the Reporting Persons may engage in communications with one or shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

         Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b). As of the date hereof, RGM Capital, LLC may be deemed the beneficial owner of 1,174,499 shares of Issuer Common Stock, representing approximately 9.15% of the Issuer's outstanding Common Stock based upon the 12,841,244 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2007.

         RGM Capital shares the power to vote or direct the vote of 1,174,499 Shares to which this filing relates.

         RGM Capital has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         RGM Capital shares the power to dispose or direct the disposition of 1,174,499 shares to which this filing relates.

         RGM Capital has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

         As of the date hereof, Robert G. Moses may be deemed the beneficial owner of 1,174,499 shares of Issuer Common Stock, representing approximately 9.15% of the Issuer's outstanding Common Stock based upon the 12,841,244 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2007.

         Robert G. Moses shares the power to vote or direct the vote of 1,174,499 Shares to which this filing relates.

         Robert G. Moses has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         Robert G. Moses shares the power to dispose or direct the disposition of 1,174,499 shares to which this filing relates.

         Robert G. Moses has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

	As of the date hereof, DUMAC may be deemed the beneficial owner of 646,609 shares of Issuer Common Stock, representing approximately 5.04% of the Issuer's outstanding Common Stock based upon the 12,841,244 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2007.

         DUMAC shares the power to vote or direct the vote of 646,609 Shares to which this filing relates.

         DUMAC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

         DUMAC shares the power to dispose or direct the disposition of 646,609 shares to which this filing relates.

         DUMAC has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.


(c) The following transactions in the Issuer's Common Stock were effected by the Reporting Person since the date of the last Schedule 13d report of the Reporting Person with respect to the Issuer. All of such transactions represent open market transactions.

Purchases By RGM Capital, LLC

Trade Date       Shares    	Price/Share
---------       -------   	-----------

01/25/2008	 60,000 	   8.2394
02/04/2008	 10,389 	   8.1960
02/05/2008	  1,024 	   8.1359
02/06/2008	 10,000 	   7.7929
02/11/2008	  1,600 	   7.6706
02/12/2008	  1,000 	   7.3120
02/13/2008	 25,000 	   8.0193
02/14/2008	    329 	   7.8000
02/15/2008	    300 	   7.6000
02/19/2008	 50,000 	   7.5500


Purchases by DUMAC, LLC

Trade Date       Shares    	Price/Share
---------       -------   	-----------
01/25/2008	 37,845 	   8.2394
02/04/2008	 10,389 	   8.1960
02/05/2008	  1,024 	   8.1359
02/06/2008	 10,000 	   7.7929
02/11/2008	  1,600 	   7.6706
02/12/2008	  1,000 	   7.3120
02/13/2008	 25,000 	   8.0193
02/14/2008	    329 	   7.8000
02/15/2008	    300 	   7.6000
02/19/2008	 26,794 	   7.5500




(d-e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Neither of the Reporting Persons have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					February 21, 2008
                              ----------------------------------------
       (Date)

                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
		                  Robert G. Moses, Managing Member

                              /s/  Robert G. Moses
                              --------------------------------------
			          Robert G. Moses


			      DUMAC, LLC

                              By:    /s/  David R. Shumate
                                --------------------------------------
		                  David R. Shumate



Exhibit A


AGREEMENT

The undersigned agree that this amendment No. 3 to Schedule 13D dated February 13, 2008, relating to the Common Stock, $0.01 par value per share, of Cascade Microtech, Inc. shall be filed on behalf of the undersigned.

					February 21, 2008
                              ----------------------------------------
       (Date)
			      RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
			          Robert G. Moses, Managing Member

                              /s/  Robert G. Moses
                              --------------------------------------
			          Robert G. Moses


			      DUMAC, LLC

                              By:    /s/  David R. Shumate
                                --------------------------------------
		                  David R. Shumate